NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	September 9, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KKM ADAPTER APPROVED FOR COMMERCIAL USE IN BAKKEN OIL OPERATIONS

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that its universal loading rack adapter for the Kelso Klincher® manway (KKM) has been certified and approved for commercial operations by a major crude oil terminal in the Bakken shale oil formation in North Dakota. The unique design of the adapter allows the loading of both eye-bolted manways and KKM fitted tank cars with minimal inconvenience or conversion time for the operator. The key is that the KKM is a one-bolt design that provides quicker sealing times at terminal as it has no multiple eye-bolts that require time-consuming tightening procedures. This third party confirmation in the Bakken terminal verifies the value proposition and logistics suitability of the KKM for full scale adoption in crude oil operations in North America.

Kelso continues to develop and market its KKM as a “best available safety technology” design. The KKM offers exceptional operational safety and above average economic benefits. In addition it increases rollover survivability of a tank car in an accident event that could provide more secure containment of hazardous materials. A major design risk with eye bolts is that they extend above the top of the manway making them vulnerable to being pried open by contact with the ground in a roll-over accident. The KKM is a unique proprietary one-bolt design with the bolt mounted horizontally below the top of the manway opening therefore the manway is unlikely to be pried open in a roll-over event. With this significant safety feature Kelso expects the KKM to be adopted in much larger numbers over the upcoming years with influence coming from government regulators, first responder organizations and shippers of hazardous and non-hazardous materials. James R. Bond, CEO of the Company comments that, “Development of the KKM has been a long and laborious affair. We have persevered and focused our marketing initiatives and design ambitions on the improvement of human safety, operational effectiveness and the economic efficiencies of our KKM. We have achieved this goal by a considerable margin over our competitors. Many key stakeholders have followed the progress of our KKM very closely and acknowledge the value proposition offered by the KKM. We believe that with the loading terminal logistics conclusively addressed that much wider adoption of the KKM by hazardous and non-hazardous materials shippers is now achievable.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include the assumption that the KKM has many design advantages over its competition; that KKM increases rollover survivability of a tank car in an accident, that we expect the KKM to be adopted in much larger numbers over the upcoming years and that much wider adoption of the KKM by hazardous and non-hazardous materials shippers is now achievable. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com